UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Medalist Diversified REIT, Inc.

(Name of Issuer)

 Common Stock, par value $0.01 per share

(Title of Class of Securities)

58403P105

(CUSIP Number)

December 15, 2021

(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403P105	Page 2 of 5

1	NAMES OF REPORTING PERSONS Sachem Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 858,270
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 858,270
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,270
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.28%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 58403P105	Page 3 of 5

Item 1.

(a) Name of Issuer

The name of the issuer is Medalist Diversified REIT, Inc., a Maryland corporation (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices

1051 E. Cary Street, Suite 601, James Center Three, Richmond, VA 23219.

Item 2.

(a) Name of Person Filing:

Sachem Capital Corp. (“Sachem”)

(b) Address of Principal Business Office or, if None, Residence:

Principal Business Office: 698 Main Street, Branford, CT 06405.

(c) Citizenship:

U.S.A.

(d) Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

(e) CUSIP Number:

58403P105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 15, 2021, Sachem beneficially owns 858,270 shares of Common Stock.

(b)	Percent of class:

5.28%. The percentage used herein is rounded to the nearest hundredth and based on 16,266,148 shares of Common Stock outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 filed November 12, 2021.

CUSIP No. 58403P105	Page 4 of 5

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 828,270 shares of Common Stock;

(ii) Shared power to vote or to direct the vote: 0;

(iii) Sole power to dispose or to direct the disposition of: 828,270 shares of Common Stock; and

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 58403P105	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2021

Sachem Capital Corp.

By: /s/ John L. Villano
Name: John L. Villano, CPA Title: Chief Executive Officer